Demetri Coupounas

President at My Trail Company

Boulder, Colorado

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 My Trail Company

Harvard University, John F. Kennedy School of...

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414 connections

Experience

President
My Trail Company

President
GoLite
1998 – 2015 · 17 yrs
Boulder, CO

Policy Director
The Concord Coalition
1995 – 1997 · 2 yrs
Washington, DC

Education

Harvard University, John F. Kennedy School of Government
Master's Degree, Public Policy
1992 – 1994

Harvard Business School
Master of Business Administration (M.B.A.)
1991 – 1994

Princeton University
Bachelor's Degree, Politics
1984 – 1988

Skills & Endorsements

Strategic Planning · 10

Kenji Haroutunian and 9 connections have given endorsements for this skill

Marketing · 7

Kenji Haroutunian and 6 connections have given endorsements for this skill

Marketing Strategy · 7

Kenji Haroutunian and 6 connections have given endorsements for this skill

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